UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fusion-io, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36112J 107

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36112J 107

1.	Names of Reporting Persons. Rick C. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,706,704 (See item 4(a) below)
	6.	Shared Voting Power 2,750,687 (See item 4(a) below)
	7.	Sole Dispositive Power 1,706,704 (See item 4(a) below)
	8.	Shared Dispositive Power 2,750,687 (See item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,457,391 (See item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 4.5
12.	Type of Reporting Person IN

Item 1.

(a)	Name of Issuer: Fusion-io, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121

Item 2.

(a)	Name of Person Filing: Rick C. White

(b)	Address of Principal Business Office or, if none, Residence: c/o Fusion-io, Inc. 2855 E. Cottonwood Parkway, Suite 100, Salt Lake City, Utah 84121

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 36112J 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,457,391, which includes (i) 2,750,687 shares held of record by West Coast VC, LLC, which is indirectly owned by Mr. White and his spouse, and (ii) options to purchase 1,706,704 shares of common stock that are exercisable within 60 days of December 31, 2012.

(b)	Percent of class: 4.5% (percentage ownership is calculated based on 96,473,107 shares of common stock outstanding as of December 31, 2012 and assumes that the 1,706,704 shares of common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i)).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,706,704 shares (See item 4(a) above).

(ii)	Shared power to vote or to direct the vote: 2,750,687 shares (See item 4(a) above).

(iii)	Sole power to dispose or to direct the disposition of: 1,706,704 shares (See item 4(a) above).

(iv)	Shared power to dispose or to direct the disposition of: 2,750,687 shares (See item 4(a) above).

Item 5.	Ownership of Five Percent or Less of a Class

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of each of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2013	/s/ Rick C. White
Rick C. White